Ecopetrol continues to grow in the deep water

Gulf of Mexico (US)

•         Ecopetrol America Inc. placed bids partnering with Murphy Exploration and Production Company, Anadarko US Offshore Corporation, MCX Gulf of Mexico LLC and JX Nippon Oil Exploration (U.S.A.) Limited.

•         With the results from this round, Ecopetrol America Inc. could raise its share to 136 blocks in one of the most attractive areas for exploration in the world.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announces that its U.S. affiliate (Ecopetrol America Inc.) placed the most competitive bids for 6 blocks in the “Central Planning Area Lease Sale 227” round held in New Orleans, as disclosed by the Bureau of Ocean Energy Management (BOEM), the governmental authority in charge of the process in the U.S.

In this lease sale, Ecopetrol America Inc. partnered with Murphy Exploration and Production in 2 blocks; with Anadarko US Offshore Corporation, MCX Gulf of Mexico LLC and JX Nippon Oil Exploration (U.S.A) Limited in two blocks, and in two blocks Ecopetrol America has 100% interest.

The official awarding of the blocks will be conducted by BOEM in the coming months after the checking of bids and ascertaining that the companies fulfill the conditions required for the round.

The economic bids placed by Ecopetrol America and its partners in the 6 blocks add up to approximately US $15.5 million with Ecopetrol America’s share consisting of approximately US $6.2 million.

These blocks allow deep water hydrocarbon exploration in water depths of over 221 meters for a 5 to 7 years period.

52 companies participated in this round of offshore blocks located in the Gulf of Mexico (US) and placed 407 bids for 320 blocks. The total area offered was 38.6 million acres.

The new blocks are added to the 47 obtained on the Gulf of Mexico (US) in previous Lease Sales. With these 6 blocks, Ecopetrol America Inc. could increase its participation in this prolific hydrocarbon basin to 136 blocks.

The results obtained strengthen Ecopetrol’s position in the Gulf of Mexico, which it considers a focus area in its internationalization process.

Bogotá D.C., April 2, 2013

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

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